Exhibit 8.1

[HOGAN & HARTSON L.L.P. LETTERHEAD]

June 19, 2006

Public Storage, Inc.

701 Western Avenue

Glendale, CA 91201-2349

Ladies and Gentlemen:

We have acted as special tax counsel to Public Storage, Inc., a California corporation (the “Company”), in connection with the transactions contemplated pursuant to the Agreement and Plan of Merger dated as of March 6, 2006 (the “Merger Agreement”) by and among Shurgard Storage Centers, Inc., a Washington corporation (“Shurgard”), the Company and ASKL Sub LLC, a Delaware limited liability company and an indirect subsidiary of Company (“Merger Sub”), pursuant to which Shurgard shall be merged with and into Merger Sub (the “Merger”). This opinion letter is being furnished to you in connection with the Registration Statement on Form S-4, containing the Joint Proxy Statement/Prospectus of the Company and Shurgard, filed with the Securities and Exchange Commission on April 20, 2006, as amended through the date hereof (the “Registration Statement”).

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June 19, 2006

Basis for Opinions

The opinions set forth in this letter are based on our best judgment regarding the application of relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies endorsed in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and that might result in material modifications of our opinions.

Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination made by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, although we believe that our opinions set forth herein will be sustained if challenged, an opinion of counsel with respect to an issue is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the following opinions, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for such opinions, including the following:

(1) the Merger Agreement;

(2) the Registration Statement (including the exhibits thereto and all amendments thereto made through the date hereof);

(3) the Agreement and Plan of Reorganization by and among Public Storage Management, Inc. (“PSMI”) and the Company dated June 30, 1995 (the reorganization pursuant to such agreement is referred to hereafter as the “PSMI Merger”);

(4) the Amendment to the Company’s Restated Articles of Incorporation, as adopted in connection with the PSMI Merger;

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June 19, 2006

(5) the Shareholders’ Agreement dated November 16, 1995 (“Shareholders’ Agreement”) entered into by B. Wayne Hughes, Tamara L. Hughes, B. Wayne Hughes, Jr. and Parker Hughes Trust No. 2;

(6) the articles of incorporation, by-laws and stock ownership information for PS OrangeCo., Inc. (“Lock/Box Company”), PS Business Parks, Inc. (previously known as American Office Park Properties, Inc., which was formerly known as Public Storage Commercial Properties Group, Inc.), PSCC, Inc. (“PSCC”), Public Storage Pickup & Delivery, Inc. (“PS Pickup”), and PS Orangeco Partnerships, Inc. (collectively, the “Corporate Affiliates”);

(7) the ruling request letters, dated March 19, 1995 and June 7, 1995, submitted to the IRS on behalf of the Company, and the ruling letter dated October 4, 1995, issued by the IRS in response thereto and the ruling request letters dated July 30, 1996, December 23, 1996, and March 4, 1997 and the ruling letter dated May 16, 1997 issued by the IRS in response thereto (the “Ruling Requests”);

(8) the Amendment to the Amended Management Agreement dated August 8, 1995;

(9) the Agreement and Plan of Merger by and among Storage Trust Realty (“Storage Trust”), the Company, and Merger Sub, dated as of November 12, 1998, as amended (the merger pursuant to such agreement is referred to hereafter as the “Storage Trust Merger”); and

(10) such other instruments and documents related to the organization and operation of the Company as we have deemed necessary or appropriate.

The opinions set forth in this letter also are premised on certain written representations as to factual matters of PS Business Parks, Inc. contained in a letter addressed to Hogan & Hartson L.L.P. dated on or about the date hereof regarding the assets, operations, and activities of PS Business Parks, Inc. (the “PS Business Parks Representation Letter”) and certain written representations as to factual matters of the Company contained in a letter dated on or about the date hereof regarding the assets, operations and activities of the Company and PS Orangeco Partnerships, Inc., including whether the Company has satisfied and will continue to satisfy the stock ownership and gross income requirements applicable to REITs following the PSMI Merger and the Storage Trust Merger (the “Management Representation Letter”).

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June 19, 2006

We have made such factual and legal inquiries, including examination of the documents set forth above, as we have deemed necessary or appropriate for purposes of our opinions. For purposes of rendering our opinions, however, we have not made an independent investigation or audit of the facts set forth in any of the above-referenced documents, including the Registration Statement, the Management Representation Letter, and the PS Business Parks Representation Letter. We consequently have relied upon the representations contained therein and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects relevant to our opinions. Without limiting the foregoing, we have not undertaken to review and determine the tax status, as a partnership for federal income tax purposes, of each limited partnership and each limited liability company in which the Company owns an interest (collectively, the “Partnership Subsidiaries”). Instead, we have, with the Company’s consent, relied upon the Company’s representations, set forth in the Management Representation Letter, as to the status of these entities for federal income tax purposes. If any one or more of these entities were to be classified as an association taxable as a corporation for federal income tax purposes, and the Company were considered to own more than 10% of the outstanding voting securities of such entity (or for taxable years beginning after December 31, 2000, more than either (i) 10% of the voting power or (ii) 10% of the total value of the outstanding securities of such entity, unless the entity were to qualify and elect to be treated as a “taxable REIT subsidiary” under the applicable provisions of the Code), that would preclude the Company from qualifying as a “real estate investment trust” for federal income tax purposes and therefore would have a material adverse impact on the opinions set forth herein.

In our review, we have assumed, with your consent, that all of the obligations imposed by any documents on the parties thereto, have been and will be performed or satisfied substantially in accordance with their terms. Moreover, we have assumed that each of the Company, the Corporate Affiliates (and any other corporate entities in which the Company owns an interest), and the Partnership Subsidiaries has been and will continue to be operated substantially in the manner described in the Registration Statement, the Ruling Requests, the Management Representation Letter and the relevant articles of incorporation and other organizational documents. We also have assumed the genuineness of all signatures, the proper execution of all documents that are executed, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Finally, we have assumed that any statement in the PS

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Business Parks Representation Letter or in the Management Representation Letter that is made “to the knowledge of”, “belief of” or similarly qualified is correct and accurate, and that such representation or statement will continue to be correct and accurate, without such qualification.

We also have assumed for the purposes of this opinion, without inquiry with respect thereto, that (i) the Company is a validly organized and duly incorporated corporation under the laws of the State of California, (ii) the provisions of the Shareholders’ Agreement and Article IV of the Amendment to the Company’s Restated Articles of Incorporation are fully enforceable in the manner set forth therein under the laws of the State of California, and (iii) each class or series of shares of stock of the Company (including the shares of Equity Stock, Series A (which shares were issued pursuant to a Certificate of Determination filed with the California Secretary of State on June 27, 1997 or November 9, 1999)) that is issued and outstanding is and has been at all times validly issued and enforceable in accordance with its terms under the laws of the State of California. In the event any of the statements, representations, or assumptions upon which we have relied in rendering this opinion is incorrect or incomplete, our opinion could be adversely affected and may not be relied upon.

Opinions

Based upon the foregoing, and subject to the various assumptions, limitations, and qualifications set forth in this letter, we are of the opinion that:

(1) the Company is organized and currently operates in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and the Company’s proposed method of operation (as described in the Registration Statement and the Management Representation Letter) will enable the Company to continue to meet the requirements for qualification and taxation as a REIT for the taxable year ending December 31, 2006, and for subsequent taxable years; and

(2) the portions of the discussion in the Registration Statement under the sections entitled “THE MERGER – Material United States Federal Income Tax Consequences Relating to Public Storage’s Taxation as a REIT” and “– Material United States Federal Income Tax Consequences Relating to the Ownership and Disposition of Public Storage Common Shares”, to the extent that

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they describe United States federal income tax law, are accurate in all material respects.

An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the IRS or the courts. There can be no assurance that positions contrary to our opinion will not be taken by the IRS or that a court considering the issues would not hold contrary to such opinion.

We assume no obligation to advise you of any new developments in the application or interpretation of the federal income tax laws subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time.

The Company’s qualification and taxation as a REIT depends upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code and described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of distributions to stockholders, and the diversity of its share ownership. Hogan & Hartson L.L.P. will not review the Company’s compliance with these requirements on a continuing basis. No assurance can be given that the actual results of operations of the Company, the sources of its income, the nature of its assets, the level of distributions to its shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

In this regard, we are expressing our opinion only as to the specific matters set forth in the first paragraph under the caption “Opinions.” It should be noted that among the representations that we are relying on is a representation as to the absence of any earnings and profits of PSMI or Storage Trust at the time of the PSMI Merger and the Storage Trust Merger. We specifically are not rendering an opinion as to whether PSMI or Storage Trust had current or accumulated earnings and profits at the time of the PSMI Merger and the Storage Trust Merger. There can be no assurance, however, that the IRS will not examine the tax returns of PSMI, Storage Trust, their predecessors and their affiliates for all years prior to the PSMI Merger and the Storage Trust Merger and propose adjustments to increase their taxable income, which could result in the Company being considered to have undistributed “earnings and profits,” in which event the Company would not qualify as a REIT for such year and possibly subsequent years. For a discussion of

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certain of the considerations associated with these issues, we direct your attention specifically to the discussions of these matters contained in the Registration Statement under the caption “THE MERGER – Material United States Federal Income Tax Consequences Relating to Public Storage’s Taxation as a REIT.” In addition, we specifically are not rendering an opinion as to the status of Shurgard as a REIT. We have not and are not making any inquiries with respect thereto.

We consent to the filing of this opinion letter as Exhibit 8.1 to the Registration Statement and to the references therein to us. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN & HARTSON L.L.P.

HOGAN & HARTSON L.L.P.